Robert Dobson
Assistant General Counsel
Interpublic Group
1114 Avenue of the Americas
New York, NY 10036

www.interpublic.com
T: (212) 704-1350
F: (212) 704-2236 Email:robert.dobson@interpublic.com

June 11, 2010

VIA EDGAR AND FIRST CLASS MAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-06686

Dear Mr. Spirgel:

We acknowledge receipt of your letter dated June 1, 2010 to Frank Mergenthaler of our company.  As I discussed with John J. Harrington, I am writing to confirm the timing for our response.  We expect to provide a response on or before Monday, July 26.

Please let me know if I can provide any further information.

Very truly yours,

/s/ Robert J. Dobson

Robert J. Dobson

cc:                           The Interpublic Group of Companies, Inc.
Nicholas J. Camera, Senior Vice President, General Counsel and Secretary